UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Other Events

This current report on Form 6-K is being furnished to report that on June 23, 2025, MakeMyTrip Limited and Trip.com Group Limited entered into an amended and restated share repurchase agreement, amending and restating the original share repurchase agreement dated June 16, 2025. Please see Exhibit 99.1.

Exhibit

99.1	Amended and Restated Share Repurchase Agreement, dated June 23, 2025, by and between MakeMyTrip Limited and Trip.com Group Limited

EXHIBIT INDEX

99.1	Amended and Restated Share Repurchase Agreement, dated June 23, 2025, by and between MakeMyTrip Limited and Trip.com Group Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2025

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer